UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-7823
Anheuser-Busch Companies, Inc.

(Exact name of registrant as specified in its charter)
One Busch Place, St. Louis, Missouri 63118
Telephone: (314) 577-3298

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1.	5.750% Notes Due April 1, 2010
2.	6.00% Notes Due April 15, 2011
3.	7.50% Notes Due March 15, 2012
4.	4.700% Notes Due April 15, 2012
5.	4.375% Notes Due January 15, 2013
6.	4.95% Notes Due January 15, 2014
7.	5.00% Notes Due January 15, 2015
8.	4 5/8% Notes due February 1, 2015
9.	5.05% Notes Due October 15, 2016
10.	5.60% Notes Due March 1, 2017
11.	5.491% Notes Due November 15, 2017
12.	5.50% Notes Due January 15, 2018
13.	4.50% Notes Due April 1, 2018
14.	5% Notes Due March 1, 2019
15.	5.35% Notes Due May 15, 2023
16.	5.75% Debentures Due April 1, 2036
17.	6.450% Debentures Due September 1, 2037
18.	9% Debentures Due December 1 2009
19.	6 3/4% Debentures Due December 15, 2027
20.	6 1/2% Debentures Due January 1, 2028
21.	7.55% Debentures Due October 1, 2030
22.	6.80% Debentures Due January 15, 2031
23.	6.80% Debentures Due August 30, 2032
24.	5.95% Debentures Due January 15, 2033
25.	6% Debentures Due November 1, 2041
26.	6.50% Debentures Due May 1, 2042
27.	6.50% Debentures Due February 1, 2043
28.	5.625% Medium-Term Notes Due October 1, 2010

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision (s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☑
     Approximate number of holders of record as of the certification or notice date:

1.	5.750% Notes Due April 1, 2010	92
2.	6.00% Notes Due April 15, 2011	83
3.	7.50% Notes Due March 15, 2012	82
4.	4.700% Notes Due April 15, 2012	77
5.	4.375% Notes Due January 15, 2013	84
6.	4.95% Notes Due January 15, 2014	84
7.	5.00% Notes Due January 15, 2015	77
8.	4 5/8% Notes due February 1, 2015	67
9.	5.05% Notes Due October 15, 2016	91
10.	5.60% Notes Due March 1, 2017	64
11.	5.491% Notes Due November 15, 2017	1
12.	5.50% Notes Due January 15, 2018	69
13.	4.50% Notes Due April 1, 2018	74
14.	5% Notes Due March 1, 2019	67
15.	5.35% Notes Due May 15, 2023	76
16.	5.75% Debentures Due April 1, 2036	35
17.	6.450% Debentures Due September 1, 2037	57
18.	9% Debentures Due December 1 2009	158
19.	6 3/4% Debentures Due December 15, 2027	37
20.	6 1/2% Debentures Due January 1, 2028	41
21.	7.55% Debentures Due October 1, 2030	33
22.	6.80% Debentures Due January 15, 2031	35
23.	6.80% Debentures Due August 30, 2032	31
24.	5.95% Debentures Due January 15, 2033	39
25.	6% Debentures Due November 1, 2041	35
26.	6.50% Debentures Due May 1, 2042	42
27.	6.50% Debentures Due February 1, 2043	36
28.	5.625% Medium-Term Notes Due October 1, 2010	85
     Pursuant to the requirements of the Securities Exchange Act of 1934, Anheuser-Busch Companies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 20, 2009	By:	ANHEUSER-BUSCH COMPANIES, INC.

		By:	/s/ Thomas Larson
Thomas Larson
Assistant Secretary

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